March 10, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Rise Gold Corp. - Request for Acceleration of Effective Date

Registration Statement on Form S-1

File No. 333-293920

Acceleration Request

Requested Date:  March 13, 2026

Requested Time:  10:00 a.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, we hereby request that the Registration Statement on Form S-1 of Rise Gold Corp., File No. 333-293920, be declared effective at 10:00 a.m. Eastern Time on Friday, March 13, 2026, or as soon thereafter as practicable. We respectfully request that you notify Brad Wiggins of Securities Law USA, PLLC of such effectiveness by telephone at (661) 713-6843.

Please contact Mr. Wiggins if you have any questions with respect to this request. Thank you.

Sincerely,

Rise Gold Corp.

By: /s/ David Watkinson

 David Watkinson

 President and Chief

 Executive Officer